FEDERATED MUNICIPAL SECURITIES FUND, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 17, 2017

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED MUNICIPAL SECURITIES FUND, INC. (the “Fund” or “Registrant”)

Class A Shares

Class B Shares

Class C Shares

Class F Shares

Class T Shares

1933 Act File No. 2-57181

1940 Act File No. 811-2677

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on June 29, 2017 on its Rule 485(a) Post-Effective Amendment No. 84 and Amendment No. 68, with respect to the Fund, submitted on May 22, 2017.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing. Where a comment asks for revised disclosure, or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. Fee Table – Please explain why the Other Expenses of the Institutional Shares are lower than the other classes? The Institutional Shares are 0.23% but the other classes are all 0.47%.

Response: The Other Expenses of the Institutional Shares are lower than the Other Expenses of the Class A Shares, Class B Shares, Class C Shares and Class F Shares because the Class A Shares, Class B Shares, Class C Shares and Class F Shares include a 0.25% shareholder service fee that is not included in the Other Expenses of the Institutional Shares.

Comment 3. In the Prospectus, under “What are the Fund’s Investment Strategies?”, we make note that the Adviser manages the Fund’s interest rate risk by adjusting the duration of its portfolio. Please revise to adjust your duration strategy in greater detail.

Response:

Summary Prospectus - Under “What are the Fund’s Main Investment Strategies?”, the Registrant will add the following highlighted disclosure directly after the first paragraph in the Summary Strategy section.

“The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook, but the Fund has no set duration parameters. Duration measures the price sensitivity of a fixed-income security to changes in interest rates.”

Statutory Prospectus - Under “What are the Fund’s Investment Strategies?”, the Registrant will revise the following paragraph in the Statutory Strategy to read as follows.

“The Adviser manages the Fund’s interest rate risk by adjusting the duration of its portfolio. The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook, but the Fund has no set duration parameters. “Duration” measures the price sensitivity of a fixed-income security~~’s price~~ to changes in interest rates. The greater a portfolio’s duration, the greater the potential change in the portfolio’s value in response to a change in market interest rates. The Adviser will increase or reduce the Fund’s portfolio duration based on its interest rate outlook. When the Adviser expects interest rates to fall, it will maintain a longer portfolio duration. When the Adviser expects interest rates to increase, it will shorten the portfolio duration. The Adviser uses hedging transactions for purposes of duration management. The Adviser considers a variety of factors in formulating its interest rate outlook, including (among others) the following:”

Comment 4. Risk Related to the Economy – On March 31, 2017, 6.2% of your portfolio was invested in Illinois and you have other significant allocations in states and municipalities with budget related issues. These issues include underfunded pensions, structure requirements and shifting demographics. While you include risks related to the economy, you do not appear to address these concerns as they relate to the borrower’s ability to repay the bonds you have purchased. Please revise your risk disclosure to do so, or explain why you will not make revisions. In addition, to the extent these considerations factor into your investment decisions by, for example, impacting the types of tax-exempt bonds you have purchased, please consider enhancing your investment strategy accordingly.

Response: The Registrant believes its current disclosure under “Tax-Exempt Securities Risk” addresses this comment. Specifically, in the statutory prospectus, the relevant risk disclosure reads:

Legal, economic, political or other developments may raise impairments (such as, for example, limitations under applicable law on the issuer’s authority to raise taxes, prolonged budgetary processes, declining real estate values, or declining tax revenues) to such issuer’s budgetary flexibility, liquidity and ability to satisfy its obligations. Such impairments may cause a downgrade in the credit ratings of such an issuer, or the securities issued or supported by it, and may cause such an issuer to defer payment of certain obligations, reduce or eliminate appropriations and/or default on its obligations.

In light of the staff’s comments, however, the Registrant will nevertheless revise the Fund's Tax-Exempt Securities Risk description to include the disclosure in highlighted sections in the paragraph below.

TAX-EXEMPT SECURITIES RISK

The securities in which the Fund invests may include those issued by state or local governments, other political subdivisions or authorities, or directly or indirectly supported by taxes, assessments, tolls, fees or other revenue collected by or otherwise derived from or through such issuers. The amount of public information available about tax-exempt securities is generally less than for corporate equities or bonds. The secondary market for tax-exempt securities also tends to be less well-developed and less liquid than many other securities markets, which may limit the Fund’s ability to sell its tax-exempt securities at attractive prices. Special factors, such as legislative changes, and state and local economic and business developments, may adversely affect the yield and/or value of the Fund’s investments in tax-exempt securities. Other factors include the general conditions of the tax-exempt securities market, the size of the particular offering, the maturity of the obligation and the rating of the issue. Like other issuers, there is no guarantee that the issuers of such securities will have sufficient revenues to satisfy their obligations (such as, for example, the payment of interest or principal when due). Legal, economic, political or other developments may raise impairments (such as, for example, limitations under applicable law on the issuer’s authority to raise taxes, prolonged budgetary processes, declining real estate values, increasing pension liabilities or declining tax revenues which may occur due to shifting demographics or other factors) to such issuer’s budgetary flexibility, liquidity and ability to satisfy its obligations. Such impairments may cause a downgrade in the credit ratings of such an issuer, or the securities issued or supported by it, and may cause such an issuer to defer payment of certain obligations, reduce or eliminate appropriations and/or default on its obligations.

Tax-exempt issuers can and have defaulted on obligations, been downgraded or commenced insolvency proceedings. Financial difficulties of such issuers may continue or get worse. Like other issuers and securities, the likelihood that the credit risk associated with such issuers and such securities will increase is greater during times of economic stress and financial instability. As a result, in such situations, there would be heightened risk that there could be an interruption in payments to holders of tax-exempt securities in some cases. There also could be a reduction in the market value of the tax-exempt securities held by the Fund, which could adversely affect the Fund’s net asset value or the distributions paid by the Fund.

To the extent that the Fund invests a larger portion of its assets in the tax-exempt securities of a particular state or U.S. territory or possession, there is greater risk that political, regulatory, economic or other developments within that state or U.S. territory or possession may impact on the Fund’s investment performance.

With respect to the budget-related issues, the Fund confirms that political developments, financial condition and economic feasibility relating to bond issuances are factored into the Adviser’s investment decisions and are disclosed in the Strategy section of the Prospectus; therefore, the Registrant believes no additional disclosure is required.

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal